

TSX / NYSE American
Symbol: TMQ

News Release

Trilogy Metals Reports Third Quarter Fiscal 2023 Financial Results

October 11, 2023 – Vancouver, British Columbia – Trilogy Metals Inc. (TSX/NYSE American: TMQ) ("Trilogy Metals", "Trilogy" or "the Company") announces its financial results for the third quarter ended August 31, 2023. Details of the Company's financial results are contained in the interim unaudited consolidated financial statements and Management's Discussion and Analysis which will be available on the Company's website at www.trilogymetals.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. All amounts are in United States dollars unless otherwise stated.

Upper Kobuk Mineral Projects ("UKMP")Activities

In July, Ambler Metals LLC ("Ambler Metals") used the camp to support a small team of geologists who were continuing work started in 2022 on the stratigraphy and alteration of the Arctic deposit. The focus of the work was to relog existing drill core from 13 holes across the deposit and 4 holes from regional prospects. In addition, sampling was undertaken for chemostratigraphy and alteration footprint definition. Geological and talc models for the Arctic deposit were updated and an updated geological and structural model for the area surrounding Arctic was commenced.

The camp was also utilized by Ambler Metals to conduct sampling of core from the Bornite deposit to be used in a study initiated by the Center to Advance the Science of Exploration to Reclamation in Mining ("CASERM") at the Colorado School of Mines to investigate the occurrence and distribution of critical elements, including germanium. Ambler Metals has recently accepted a proposal from CASERM with leveraged funding from the United States Geological Survey to contribute samples from Bornite to further investigate the occurrence, distribution, and sequestration of critical elements, including germanium.

Ambler Metals has engaged Wood Canada Limited and SRK Consulting (Canada) Inc. to complete an initial scoping level study on the Bornite deposit to determine if the ore at Bornite may extend the mine life at the proposed Arctic Project. The scope of work covers mining, processing, hydrogeology, infrastructure, tailings management, and waste rock management.

Ambler Mining District Industrial Access Project ("Ambler Access Project")

The Alaska Industrial Development and Export Authority ("AIDEA") started field work in May 2023 utilizing a camp at Coldfoot, which work was completed in mid-September. In mid-June, AIDEA started utilizing the Ambler Metals Bornite camp with an average of 40 people daily at camp throughout the summer with approximately 20 NANA Regional Corporation, Inc. ("NANA") and Doyon Limited shareholder hires among them. Ambler Metals recently closed the Bornite camp with no safety incidents reported. AIDEA successfully completed the planned field program from Bornite consisting of cultural resource inventory surveys and testing of sites over approximately 450 acres, hydraulic and hydrology studies at bridge crossings to assess conditions for area drainage, culvert placement and bridge design, collecting topographical and bathymetric survey data to support bridge data and fish passage culverts, engineering reconnaissance surveys and fish habitat investigations. In March 2023, the board of Ambler Metals approved funding of $12.3 million, a 50% share of the total budget of $24.6 million for the Ambler Access Project which is being funded equally by AIDEA and Ambler Metals. As at August 31, 2023, $6.5 million has been spent to date on logistics and cost of the field season.

On November 15, 2022, the United States Bureau of Land Management ("USBLM") submitted a status report announcing that it anticipated publishing a draft Supplemental Environmental Impact Statement ("SEIS") in the second quarter of calendar 2023 and a final SEIS in the fourth quarter of calendar 2023. On January 17, 2023 and March 20, 2023, the USBLM submitted status reports reaffirming the timing of the draft and final SEIS.

On May 19, 2023, the USBLM submitted a status report revising the timeline for development of the SEIS and a subsequent Record of Decision. The USBLM anticipates publishing a draft SEIS in the third quarter of calendar year 2023, a final SEIS in the first quarter of calendar year 2024, and a Record of Decision within the second quarter of calendar year 2024.

On July 18, 2023 and September 18, 2023, the USBLM submitted status reports reaffirming the timing of the draft SEIS, final SEIS and the Record of Decision.

Selected Results

The following selected financial information is prepared in accordance with U.S. GAAP.

in thousands of dollars

Selected expenses	Three months ended		Nine months ended	
	August 31, 2023 $	August 31, 2022 $	August 31, 2023 $	August 31, 2023 $
General and administrative	278	279	1,014	1,014
Investor relations	18	18	71	155
Professional fees	139	131	897	568
Salaries	191	172	621	847
Share of loss on equity investment	2,910	8,925	5,998	13,295

For the three-month period ended August 31, 2023, we reported a net loss of $4.1 million compared to a net loss of $9.9 million for the three-month period ended August 31, 2022. The decrease in comprehensive loss in the third quarter of 2023 compared to the same quarter in 2022 is due to the decrease in our share of loss of Ambler Metals, and stock-based compensation and salaries. The decrease of our share of losses of Ambler Metals is mainly due to the decrease in mineral property expenses over the comparative quarter in the prior year from the decrease in drilling, engineering and project support costs and partially offset from the increased cost in the Ambler Access Project.

For the nine-month period ended August 31, 2023, we reported a net loss of $11.9 million compared to a net loss of $19.0 million for the nine-month period ended August 31, 2022. The difference for the nine-month period ended August 31, 2023, when compared to the same period in 2022, is primarily due to a $7.3 million decrease in our equity pick-up of Ambler Metals' comprehensive loss in the current period as well as decreases in salaries and investor relations, and partially offset from the increase in professional fees and stock-based compensation. The decrease in our share of losses of Ambler Metals is mainly due to the decrease in mineral property expenses over the comparable period in the prior year from decreases in drilling, engineering, and project support costs and partially offset from the increase in the Ambler Access Project cost.

Liquidity and Capital Resources

We expended $2.6 million on operating activities during the nine-month period ending August 31, 2023 with the majority of cash spent on corporate salaries, professional fees related to our annual regulatory filings, and annual fees paid to the Toronto Stock Exchange and the NYSE American Exchange with the United States and Canadian securities commissions.

As at August 31, 2023, we had cash and working capital of $3.0 million. Management continues with cash preservation strategies to reduce cash expenditures where feasible, including but not limited to reductions in marketing and investor conferences and office expenses. In addition, the Company's Board of Directors have agreed to take all of their fees in deferred share units in an effort to preserve cash. The Company's senior management team is also taking a portion of their base salaries in shares of the Company to preserve cash.

All project-related costs are funded by Ambler Metals. Amber Metals is well funded to advance the UKMP with $66.9 million in cash and $66.0 million in working capital as at August 31, 2023. There are sufficient funds at Ambler Metals to fund this fiscal year's budget for the UKMP and the Ambler Access Project. Trilogy does not anticipate having to fund the activities of Ambler Metals until the current cash balance of $66.9 million is expended.

Qualified Persons

Richard Gosse, P.Geo., Vice President Exploration for Trilogy Metals Inc., is a Qualified Person as defined by National Instrument 43-101. Mr. Gosse has reviewed the scientific and technical information in this news release and approves the disclosure contained herein.

About Trilogy Metals

Trilogy Metals Inc. is a metal exploration and development company which holds a 50 percent interest in Ambler Metals LLC, which has a 100 percent interest in the Upper Kobuk Mineral Projects in northwestern Alaska. On December 19, 2019, South32, a globally diversified mining and metals company, exercised its option to form a 50/50 joint venture with Trilogy. The UKMP is located within the Ambler Mining District which is one of the richest and most-prospective known copper-dominant districts in the world. It hosts world-class polymetallic volcanogenic massive sulphide ("VMS") deposits that contain copper, zinc, lead, gold and silver, and carbonate replacement deposits which have been found to host high-grade copper and cobalt mineralization. Exploration efforts have been focused on two deposits in the Ambler Mining District — the Arctic VMS deposit and the Bornite carbonate replacement deposit. Both deposits are located within a land package that spans approximately 190,929 hectares. Ambler Metals has an agreement with NANA Regional Corporation, Inc., an Alaska Native Corporation that provides a framework for the exploration and potential development of the Ambler Mining District in cooperation with local communities. Trilogy's vision is to develop the Ambler Mining District into a premier North American copper producer while protecting and respecting subsistence livelihoods.

Company Contacts

Tony Giardini   Elaine Sanders
President & Chief Executive Officer   Vice President & Chief Financial Officer

Phone: 604-638-8088



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Cautionary Note Regarding Forward-Looking Statements

This press release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, including, without limitation, perceived merit of properties; the CASERM proposal, including its objective, completion and conclusions; expectations regarding the 2023 field season and budgets for the UKMP; the anticipated publishing date of the SEIS, the final SEIS and the Record of Decision; the continued willingness of the Company's director and executives to receive their compensation in equity, the Company's plans to look for opportunities to reduce its cash spend for the year; management's expectations regarding the effects of cash conservation efforts and the sufficiency of cash for the next twelve months; the Company's future funding of Ambler Metals; and the Company's plans to provide further updates and the timing thereof are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible", and similar expressions, or statements that events, conditions, or results "will", "may", "could", or "should" occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include the uncertainties involving our ability to conserve cash and to raise capital at terms favorable to the Company, or at all and other risks and uncertainties disclosed in the Company's Annual Report on Form 10-K for the year ended November 30, 2022 filed with Canadian securities regulatory authorities and with the United States Securities and Exchange Commission and in other Company reports and documents filed with applicable securities regulatory authorities from time to time. The Company's forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

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